SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 ---------------

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                (Amendment No. )*


        Empresas ICA Sociedad Controladora, S.A. de C.V.(1) (the "Issuer")
--------------------------------------------------------------------------------
                                (Name of Issuer)

       American Depositary Shares ("ADSs"), each representing six Ordinary
           Participation Certificates ("CPOs"), each representing one
                    Ordinary Share of Common Stock ("Shares")
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   292448107(2)
        ---------------------------------------------------------------
                                 (CUSIP Number)

                               Rafael Robles Miaja
                         Franck, Galicia y Robles, S.C.
                        Boulevard Manuel Avila Camacho 24
                                Torre del Bosque
                                     Piso 7
                          Colonia: Lomas de Chapultepec
                            Mexico City 11000, Mexico
                                (5255) 5540-9225
--------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                      2000
        ---------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box . |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       (Continued on the following pages)


----------------
(1) Translation of Issuer's Name: The ICA Corporation Holding Company.
(2) CUSIP number is for the ADSs only. No CUSIP number exists for the underlying Shares, as the Shares are not traded in the United States.

-------------------------
CUSIP No. 292448107 ADSs              13D
-------------------------


     1    NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Carlos Slim Helu

     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)|_|
                                                                     (b)|_|

     3    SEC USE ONLY



     4    SOURCE OF FUNDS*

          AF  (See Item 3)

     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) |_|


     6    CITIZENSHIP OR PLACE OF ORGANIZATION

          Mexico

    NUMBER OF SHARES           7   SOLE VOTING POWER
  BENEFICIALLY OWNED BY
  EACH REPORTING PERSON        8   SHARED VOTING POWER
         WITH
                                   31,300,342 Shares (See Items 5(a) and 5(b))

                               9   SOLE DISPOSITIVE POWER

                              10   SHARED DISPOSITIVE POWER

                                   31,300,342 Shares (See Items 5(a) and 5(d))

    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          31,300,342 Shares (See Item 5(a))

    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*|X|

    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          5.0% Shares (See Item 5(a))

    14    TYPE OF REPORTING PERSON*

          IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------
CUSIP No. 292448107 ADSs              13D
-------------------------


     1    NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Carlos Slim Domit

     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)|_|
                                                                     (b)|_|

     3    SEC USE ONLY



     4    SOURCE OF FUNDS*

          AF  (See Item 3)

     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) |_|


     6    CITIZENSHIP OR PLACE OF ORGANIZATION

          Mexico

    NUMBER OF SHARES           7   SOLE VOTING POWER
  BENEFICIALLY OWNED BY
  EACH REPORTING PERSON        8   SHARED VOTING POWER
         WITH
                                   31,300,342 Shares (See Items 5(a) and 5(b))

                               9   SOLE DISPOSITIVE POWER

                              10   SHARED DISPOSITIVE POWER

                                   31,300,342 Shares (See Items 5(a) and 5(d))

    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          31,300,342 Shares (See Item 5(a))

    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*|X|

    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          5.0% Shares (See Item 5(a))

    14    TYPE OF REPORTING PERSON*

          IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------
CUSIP No. 292448107 ADSs              13D
-------------------------


     1    NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Marco Antonio Slim Domit

     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)|_|
                                                                     (b)|_|

     3    SEC USE ONLY



     4    SOURCE OF FUNDS*

          AF  (See Item 3)

     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) |_|


     6    CITIZENSHIP OR PLACE OF ORGANIZATION

          Mexico

    NUMBER OF SHARES           7   SOLE VOTING POWER
  BENEFICIALLY OWNED BY
  EACH REPORTING PERSON        8   SHARED VOTING POWER
         WITH
                                   31,300,342 Shares (See Items 5(a) and 5(b))

                               9   SOLE DISPOSITIVE POWER

                              10   SHARED DISPOSITIVE POWER

                                   31,300,342 Shares (See Items 5(a) and 5(d))

    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          31,300,342 Shares (See Item 5(a))

    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*|X|

    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          5.0% Shares (See Item 5(a))

    14    TYPE OF REPORTING PERSON*

          IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------
CUSIP No. 292448107 ADSs              13D
-------------------------


     1    NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Patrick Slim Domit

     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)|_|
                                                                     (b)|_|

     3    SEC USE ONLY



     4    SOURCE OF FUNDS*

          AF  (See Item 3)

     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) |_|


     6    CITIZENSHIP OR PLACE OF ORGANIZATION

          Mexico

    NUMBER OF SHARES           7   SOLE VOTING POWER
  BENEFICIALLY OWNED BY
  EACH REPORTING PERSON        8   SHARED VOTING POWER
         WITH
                                   31,300,342 Shares (See Items 5(a) and 5(b))

                               9   SOLE DISPOSITIVE POWER

                              10   SHARED DISPOSITIVE POWER

                                   31,300,342 Shares (See Items 5(a) and 5(d))

    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          31,300,342 Shares (See Item 5(a))

    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*|X|

    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          5.0% Shares (See Item 5(a))

    14    TYPE OF REPORTING PERSON*

          IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------
CUSIP No. 292448107 ADSs              13D
-------------------------


     1    NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Maria Soumaya Slim Domit

     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)|_|
                                                                     (b)|_|

     3    SEC USE ONLY



     4    SOURCE OF FUNDS*

          AF  (See Item 3)

     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) |_|


     6    CITIZENSHIP OR PLACE OF ORGANIZATION

          Mexico

    NUMBER OF SHARES           7   SOLE VOTING POWER
  BENEFICIALLY OWNED BY
  EACH REPORTING PERSON        8   SHARED VOTING POWER
         WITH
                                   31,300,342 Shares (See Items 5(a) and 5(b))

                               9   SOLE DISPOSITIVE POWER

                              10   SHARED DISPOSITIVE POWER

                                   31,300,342 Shares (See Items 5(a) and 5(d))

    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          31,300,342 Shares (See Item 5(a))

    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*|X|

    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          5.0% Shares (See Item 5(a))

    14    TYPE OF REPORTING PERSON*

          IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------
CUSIP No. 292448107 ADSs              13D
-------------------------


     1    NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Vanessa Paola Slim Domit

     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)|_|
                                                                     (b)|_|

     3    SEC USE ONLY



     4    SOURCE OF FUNDS*

          AF  (See Item 3)

     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) |_|


     6    CITIZENSHIP OR PLACE OF ORGANIZATION

          Mexico

    NUMBER OF SHARES           7   SOLE VOTING POWER
  BENEFICIALLY OWNED BY
  EACH REPORTING PERSON        8   SHARED VOTING POWER
         WITH
                                   31,300,342 Shares (See Items 5(a) and 5(b))

                               9   SOLE DISPOSITIVE POWER

                              10   SHARED DISPOSITIVE POWER

                                   31,300,342 Shares (See Items 5(a) and 5(d))

    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          31,300,342 Shares (See Item 5(a))

    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*|X|

    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          5.0% Shares (See Item 5(a))

    14    TYPE OF REPORTING PERSON*

          IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------
CUSIP No. 292448107 ADSs              13D
-------------------------


     1    NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Johanna Monique Slim Domit

     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)|_|
                                                                     (b)|_|

     3    SEC USE ONLY



     4    SOURCE OF FUNDS*

          AF  (See Item 3)

     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) |_|


     6    CITIZENSHIP OR PLACE OF ORGANIZATION

          Mexico

    NUMBER OF SHARES           7   SOLE VOTING POWER
  BENEFICIALLY OWNED BY
  EACH REPORTING PERSON        8   SHARED VOTING POWER
         WITH
                                   31,300,342 Shares (See Items 5(a) and 5(b))

                               9   SOLE DISPOSITIVE POWER

                              10   SHARED DISPOSITIVE POWER

                                   31,300,342 Shares (See Items 5(a) and 5(d))

    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          31,300,342 Shares (See Item 5(a))

    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*|X|

    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          5.0% Shares (See Item 5(a))

    14    TYPE OF REPORTING PERSON*

          IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------
CUSIP No. 292448107 ADSs              13D
-------------------------


     1    NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Carso Global Telecom, S.A. de C.V.

     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)|_|
                                                                     (b)|_|

     3    SEC USE ONLY



     4    SOURCE OF FUNDS*

          AF  (See Item 3)

     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) |_|


     6    CITIZENSHIP OR PLACE OF ORGANIZATION

          Mexico

    NUMBER OF SHARES           7   SOLE VOTING POWER
  BENEFICIALLY OWNED BY
  EACH REPORTING PERSON        8   SHARED VOTING POWER
         WITH
                                   0 Shares (See Items 5(a) and 5(b))

                               9   SOLE DISPOSITIVE POWER

                              10   SHARED DISPOSITIVE POWER

                                   0 Shares (See Items 5(a) and 5(d))

    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          0 Shares (See Item 5(a))

    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*|X|

    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0% Shares (See Item 5(a))

    14    TYPE OF REPORTING PERSON*

          HC

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------
CUSIP No. 292448107 ADSs              13D
-------------------------


     1    NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Grupo Financiero Inbursa, S.A. de C.V.

     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)|_|
                                                                     (b)|_|

     3    SEC USE ONLY



     4    SOURCE OF FUNDS*

          OO  (See Item 3)

     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) |_|


     6    CITIZENSHIP OR PLACE OF ORGANIZATION

          Mexico

    NUMBER OF SHARES           7   SOLE VOTING POWER
  BENEFICIALLY OWNED BY
  EACH REPORTING PERSON        8   SHARED VOTING POWER
         WITH
                                   30,558,262 Shares (See Items 5(a) and 5(b))

                               9   SOLE DISPOSITIVE POWER

                              10   SHARED DISPOSITIVE POWER

                                   30,558,262 Shares (See Items 5(a) and 5(d))

    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          30,558,262 Shares (See Item 5(a))

    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*| |

    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          4.9% Shares (See Item 5(a))

    14    TYPE OF REPORTING PERSON*

          HC

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------
CUSIP No. 292448107 ADSs              13D
-------------------------


     1    NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Telefonos de Mexico, S.A. de C.V.

     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)|_|
                                                                     (b)|_|

     3    SEC USE ONLY



     4    SOURCE OF FUNDS*

          AF  (See Item 3)

     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) |_|


     6    CITIZENSHIP OR PLACE OF ORGANIZATION

          Mexico

    NUMBER OF SHARES           7   SOLE VOTING POWER
  BENEFICIALLY OWNED BY
  EACH REPORTING PERSON        8   SHARED VOTING POWER
         WITH
                                   0 Shares (See Items 5(a) and 5(b))

                               9   SOLE DISPOSITIVE POWER

                              10   SHARED DISPOSITIVE POWER

                                   0 Shares (See Items 5(a) and 5(d))

    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          0 Shares (See Item 5(a))

    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*|X|

    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0% Shares (See Item 5(a))

    14    TYPE OF REPORTING PERSON*

          CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------
CUSIP No. 292448107 ADSs              13D
-------------------------


     1    NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Trust No. F/0008

     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)|_|
                                                                     (b)|_|

     3    SEC USE ONLY



     4    SOURCE OF FUNDS*

          OO  (See Item 3)

     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) |_|


     6    CITIZENSHIP OR PLACE OF ORGANIZATION

          Mexico

    NUMBER OF SHARES           7   SOLE VOTING POWER
  BENEFICIALLY OWNED BY
  EACH REPORTING PERSON            77,014,990 Shares (See Items 5(a) and 5(b))
         WITH
                               8   SHARED VOTING POWER

                               9   SOLE DISPOSITIVE POWER

                                   77,014,990 Shares (See Items 5(a) and 5(d))

                              10   SHARED DISPOSITIVE POWER


    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          77,014,990 Shares (See Item 5(a))

    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*| |

    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          12.4% Shares (See Item 5(a))

    14    TYPE OF REPORTING PERSON*

          EP

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------
CUSIP No. 292448107 ADSs              13D
-------------------------


     1    NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Fundacion Telmex, A.C.

     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)|_|
                                                                     (b)|_|

     3    SEC USE ONLY



     4    SOURCE OF FUNDS*

          OO  (See Item 3)

     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) |_|


     6    CITIZENSHIP OR PLACE OF ORGANIZATION

          Mexico

    NUMBER OF SHARES           7   SOLE VOTING POWER
  BENEFICIALLY OWNED BY
  EACH REPORTING PERSON            7,791,900 Shares (See Items 5(a) and 5(b))
         WITH
                               8   SHARED VOTING POWER

                               9   SOLE DISPOSITIVE POWER

                                   7,791,900 Shares (See Items 5(a) and 5(b))

                              10   SHARED DISPOSITIVE POWER


    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          7,791,900 Shares (See Item 5(a))

    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*| |

    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          1.3% Shares (See Item 5(a))

    14    TYPE OF REPORTING PERSON*

          OO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------
CUSIP No. 292448107 ADSs              13D
-------------------------


     1    NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Inmobiliaria Carso, S.A. de C.V.

     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)|_|
                                                                     (b)|_|

     3    SEC USE ONLY



     4    SOURCE OF FUNDS*

          AF  (See Item 3)

     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) |_|


     6    CITIZENSHIP OR PLACE OF ORGANIZATION

          Mexico

    NUMBER OF SHARES           7   SOLE VOTING POWER
  BENEFICIALLY OWNED BY
  EACH REPORTING PERSON        8   SHARED VOTING POWER
         WITH
                                   742,080 Shares (See Items 5(a) and 5(b))

                               9   SOLE DISPOSITIVE POWER

                              10   SHARED DISPOSITIVE POWER

                                   742,080 Shares (See Items 5(a) and 5(d))

    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          742,080 Shares (See Item 5(a))

    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*| |

    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0.1% Shares (See Item 5(a))

    14    TYPE OF REPORTING PERSON*

          HC

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------
CUSIP No. 292448107 ADSs              13D
-------------------------


     1    NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Orient Star Holdings LLC

     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)|_|
                                                                     (b)|_|

     3    SEC USE ONLY



     4    SOURCE OF FUNDS*

          OO  (See Item 3)

     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) |_|


     6    CITIZENSHIP OR PLACE OF ORGANIZATION

          Mexico

    NUMBER OF SHARES           7   SOLE VOTING POWER
  BENEFICIALLY OWNED BY
  EACH REPORTING PERSON        8   SHARED VOTING POWER
         WITH
                                   742,080 Shares (See Items 5(a) and 5(b))

                               9   SOLE DISPOSITIVE POWER

                              10   SHARED DISPOSITIVE POWER

                                   742,080 Shares (See Items 5(a) and 5(d))

    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          742,080 Shares (See Item 5(a))

    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*| |

    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0.1% Shares (See Item 5(a))

    14    TYPE OF REPORTING PERSON*

          OO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.           Security and Issuer.
------            -------------------

                  This statement relates to the Ordinary Shares of Common Stock ("Shares") of Empresas ICA Sociedad Controladora, S.A. de C.V. (the "Issuer"). Where indicated, ownership of Shares includes beneficial ownership of the Shares into which the Issuer's 5% Convertible Subordinated Debentures due 2004 ("Convertible Debentures") are currently convertible pursuant to the Indenture under which they were issued.

                  The address of the principal executive offices of the Issuer is Mineria No. 145, Edificio Central, Colonia Escandon, 11800 Mexico City, Mexico.

Item 2.           Identity and Background.
------            -----------------------

                  This Statement is filed pursuant to Rule 13d-2(a) under the Securities Exchange Act of 1934, as amended, by the persons listed below (the "Reporting Persons").

                  (1) Carlos Slim Helu, Carlos Slim Domit, Marco Antonio Slim Domit, Patrick Slim Domit, Maria Soumaya Slim Domit, Vanessa Paola Slim Domit and Johanna Monique Slim Domit (collectively, the "Slim Family"), each of whom is a Mexican citizen, beneficially own, directly and indirectly, (A) a majority of the outstanding voting equity securities of Carso Global Telecom, S.A. de C.V. ("CGT") and Grupo Financiero Inbursa, S.A. de C.V. ("GFI"), and (B) all of the issued and outstanding voting securities of Inmobiliaria Carso, S.A. de C.V. ("Inmobiliaria"), the sole member of Orient Star Holdings LLC ("Orient Star"). CGT, through its direct ownership of A shares and AA shares of Telefonos de Mexico, S.A. de C.V. ("Telmex") and its power to vote, pursuant to a written agreement, certain AA shares of Telmex owned by SBC International, Inc., may be deemed to control Telmex. As a result, each member of the Slim Family may be deemed to share beneficial ownership of all Shares beneficially owned by these entities.

                  (2) CGT is a sociedad anonima de capital variable organized under the laws of the United Mexican States ("Mexico"). CGT is a holding company whose principal asset consists of A shares and AA shares of Telmex.

                  (3) GFI is a sociedad anonima de capital variable organized under the laws of Mexico. GFI is a financial services holding company. GFI owns all of the outstanding voting equity securities of several financial institutions organized in Mexico, including a broker-dealer, a bank, an insurance company and a surety bonding company. Shares reported as beneficially owned by GFI include Shares owned by subsidiaries of GFI.

                  (4) Telmex is a sociedad anonima de capital variable organized under the laws of Mexico. Telmex owns and operates the largest telecommunications system in Mexico; it is the only nationwide provider of fixed-line telephony services and the leading provider of fixed local and long distance telephone services as well as Internet access in Mexico.

                  (5) Trust No. F/0008 (the "Trust") is a trust organized under the laws of Mexico as the pension plan for Telmex employees. Banco Inbursa S.A., Institucion de Banca Multiple, Grupo Financiero Inbursa, Division Fiduciaria, is the trustee of the Trust and a subsidiary of GFI. A technical committee, all of whose members are employees of Telmex, makes investment decisions for the Trust. Thus, the Trust may be deemed to be controlled by Telmex, and Telmex may be deemed to share beneficial ownership of all Shares beneficially owned by the Trust. Telmex and the other Reporting Persons expressly disclaim such beneficial ownership.

                  (6) Fundacion Telmex, A.C. ("Fundacion Telmex") is a not-for-profit partnership organized under the laws of Mexico. A board, all of whose members are employees or directors of Telmex, makes investment decisions for Fundacion Telmex. Thus, Fundacion Telmex may be deemed to be controlled by Telmex, and Telmex may be deemed to share beneficial ownership of all Shares beneficially owned by Fundacion Telmex. Telmex and the other Reporting Persons expressly disclaim such beneficial ownership.

                  (7) Inmobiliaria is a sociedad anonima de capital variable organized under the laws of Mexico with interests in the real estate industry, and is the sole member of Orient Star.

                  (8) Orient Star is a Delaware limited liability company with portfolio investments in various companies.

                  The names, addresses, occupations and citizenship of the Slim Family and the executive officers and directors of each of CGT, GFI, Telmex, the Trust, Fundacion Telmex, Inmobiliaria and Orient Star are set forth in Schedule I attached hereto. None of the Reporting Persons nor, to the best of their knowledge, any of the directors or executive officers listed in Schedule I has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.           Source and Amount of Funds or Other Consideration.
------            -------------------------------------------------

                  The aggregate amount of funds utilized to purchase the Shares beneficially owned by the Reporting Persons was U.S.$43,896,399.89 (Ps. 493,579,899.6 million converted to dollars at an exchange rate of Ps. 11.2442 per U.S. dollar). The funds used to purchase Shares were obtained from investment funds of the Reporting Persons directly owning Shares. All purchases of Shares by the Reporting Persons were effected on the Bolsa Mexicana de Valores, S.A. de C.V. (the "Mexican Stock Exchange").

                  The aggregate amount of funds utilized to purchase the Convertible Debentures beneficially owned by the Reporting Persons was U.S.$25,258,552.68. The funds used to purchase Convertible Debentures were obtained from investment funds of GFI and Orient Star.

Item 4.           Purpose of Transaction.
------            ----------------------

                  All of the Shares and the Convertible Debentures beneficially owned by the Reporting Persons were acquired for investment purposes. The Shares were acquired over several years beginning in 1998, with the majority of the Shares being acquired more than two years ago. The Convertible Debentures were acquired beginning three years ago, with the majority of the Convertible Debentures being acquired more than two years ago.

                  The Reporting Persons have recently had preliminary discussions with the Issuer regarding the financial condition of the Issuer and the possibility that one or more of the Reporting Persons would acquire additional Shares from the Issuer by means of subscribing for a potential capital increase by the Issuer. These discussions have contemplated the possibility that one or more of the Reporting Persons could acquire a significant number of additional Shares, which could result in the Reporting Persons holding, in the aggregate, a majority of the outstanding Shares. These discussions have also contemplated a possible per Share subscription price not greater than the recent market price of the Shares. As of the date of this filing, no agreements, contracts, arrangements or understandings have been reached regarding any acquisition of Shares by the Reporting Persons or any other possible transaction involving the Issuer and the Reporting Persons. Although the Reporting Persons currently intend to continue to explore the possibility of an acquisition of additional Shares, there can be no assurance that any such acquisition (or any other transaction between the Reporting Persons and the Issuer) will be agreed to or consummated or as to the terms and conditions or timing of any such transaction.

                  Except as disclosed in this Item 4, the Reporting Persons have no plans or proposals which relate to or would result in any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to this Schedule. The Reporting Persons may in the future acquire additional Shares or other securities of the Issuer from the Issuer, in the open market, in privately-negotiated purchases or otherwise and may also, depending on then-current circumstances, dispose of all or a portion of the Shares or Convertible Debentures owned by them in one or more transactions and may consider and explore one or more corporate transactions involving the Issuer. The Reporting Persons reserve the right to formulate plans or proposals regarding the Issuer or any of its securities and to carry out any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to this Schedule, to the extent deemed advisable by the Reporting Persons.


Item 5.           Interest in Securities of the Issuer.
------            ------------------------------------

        (a) The Reporting Persons have the following direct interests in Shares:

                                                   Shares assuming conversion of
                              Shares(1)              Convertible Debentures(2)
                    -----------------------------  -----------------------------
                      Number          % of Class     Number          % of Class
                    ----------        ----------   ----------        ----------
GFI(3)............  24,249,850            3.9%     30,558,262             4.9%
Trust.............  77,014,990           12.4             --               --
Fundacion Telmex..   7,791,900            1.3             --               --
Orient Star(4)....          --             --         742,080             0.1

(1) Based upon 621,561,433 Shares outstanding as of October 21, 2003. Assumes no conversion of Convertible Debentures.

(2) Based upon 621,561,433 Shares outstanding as of October 21, 2003. Totals and percentages assume that all of the Convertible Debentures held by the relevant Reporting Persons have been converted into Shares.

(3) Second column assumes conversion of U.S.$34,854,000 of Convertible Debentures into 6,308,412 Shares, at a ratio of 180.9954 Shares per each U.S.$1,000 of Convertible Debentures.

(4) Second column assumes conversion of U.S.$4,100,000 of Convertible Debentures into 742,080 Shares at a ratio of 180.9954 Shares per each U.S.$1,000 of Convertible Debentures.


         (b) Because the Slim Family may be deemed to control, directly or indirectly, each of CGT, Telmex, GFI, Inmobiliaria Carso and Orient Star, the Slim Family may be deemed to share the power to vote or dispose of, or to direct the voting or disposition of, any Shares owned by such persons or by any entities controlled by such persons (including the Trust and Fundacion Telmex). Except as otherwise disclosed herein, none of the Reporting Persons shares voting or disposition power with respect to any of the Shares owned by the Reporting Persons.

         (c) All transactions in Shares effected by the Reporting Persons during the past 60 days are listed in Schedule II hereto.

         (d) Because the Slim Family may be deemed to control, directly or indirectly, each of CGT, Telmex, GFI, Inmobiliaria Carso and Orient Star, the Slim Family may be deemed to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds of the sale of, any Shares owned by such persons or by any entities controlled by such persons (including the Trust and Fundacion Telmex). Except as disclosed herein, no person other than the Reporting Persons has or will have any right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, Shares owned by the Reporting Persons.

         (e) Not applicable.

Item 6.           Contracts, Arrangements, Understandings or Relationships
------            With Respect to Securities of the Issuer.
                  --------------------------------------------------------

                  There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between such persons and any person with respect to Shares.

Item 7.           Material to be Filed as Exhibits.
------            ---------------------------------

                  Exhibit No.               Description
                  -----------               -----------

                  1                         Powers of Attorney
                  2                         Joint Filing Agreement

                                    SIGNATURE

         After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


         Carlos Slim Helu                       By: /s/ Eduardo Valdes Acra
                                                    ----------------------------
         -------------------------------------      Eduardo Valdes Acra
                                                    Attorney-in-Fact
         Carlos Slim Domit                          October 24, 2002

         -------------------------------------

         Marco Antonio Slim Domit

         -------------------------------------

         Patrick Slim Domit

         -------------------------------------

         Maria Soumaya Slim Domit

         -------------------------------------

         Vanessa Paola Slim Domit

         -------------------------------------

         Johanna Monique Slim Domit

         -------------------------------------

         CARSO GLOBAL TELECOM, S.A. DE C.V.

         -------------------------------------
         By: Eduardo Valdes Acra
         Title: Attorney-in-Fact

         GRUPO FINANCIERO INBURSA, S.A. DE C.V.

         -------------------------------------
         By: Eduardo Valdes Acra
         Title: Attorney-in-Fact

         TELEFONOS DE MEXICO, S.A. DE C.V.

         -------------------------------------
         By: Eduardo Valdes Acra
         Title: Attorney-in-Fact

         BANCO INBURSA S.A., INSTITUCION DE
         BANCA MULTIPLE, GRUPO FINANCIERO
         INBURSA, DIVISION FIDUCIARIA, AS
         TRUSTEE OF TRUST NO. F/0008

         -------------------------------------
         By: Eduardo Valdes Acra
         Title: Attorney-in-Fact

         FUNDACION TELMEX, A.C.

         -------------------------------------
         By: Eduardo Valdes Acra
         Title: Attorney-in-Fact

         INMOBILIARIA CARSO S.A. DE C.V.

         -------------------------------------
         By: Eduardo Valdes Acra
         Title: Attorney-in-Fact

         ORIENT STAR HOLDINGS LLC

         -------------------------------------
         By: Eduardo Valdes Acra
         Title: Attorney-in-Fact

                                   SCHEDULE I

           All of the individuals listed below are citizens of Mexico.

                                 THE SLIM FAMILY
          Paseo de las Palmas 750, Colonia Lomas de Chapultepec, 11000
                              Mexico D.F., Mexico

Name                         Principal Occupation
----                         --------------------

Carlos Slim Helu             Chairman of the Board of Telefonos de Mexico,
                             S.A. de C.V., America Movil, S.A. de C.V. and
                             Carso Global Telecom, S.A. de C.V.

Carlos Slim Domit            Chairman of Grupo Carso, S.A. de C.V.
                             and President of Grupo Sanborns, S.A. de C.V.

Marco Antonio Slim Domit     Chairman of Grupo Financiero Inbursa, S.A. de C.V.

Patrick Slim Domit           Vice President of Commercial Markets of Telefonos
                             de Mexico, S.A. de C.V.

Maria Soumaya Slim Domit     President of Museo Soumaya

Vanessa Paola Slim Domit     Private Investor

Johanna Monique Slim Domit   Private Investor

                       CARSO GLOBAL TELECOM, S.A. de C.V.
    Insurgentes Sur 3500, Col. Pena Pobre Tlalpan, 14060 Mexico D.F., Mexico

Name and Position                              Principal Occupation
-----------------                              --------------------

Directors

Carlos Slim Helu (Director            Chairman of the Board of Telefonos
and Chairman of the Board)            de Mexico and Carso Global Telecom

Jaime Chico Pardo (Director           President of Telefonos de Mexico
and Vice Chairman of the Board)

 Claudio X. Gonzalez Laporte          Chairman of the Board of Kimberly Clark
(Director)                            de Mexico

Jose Kuri Harfush (Director)          President of Productos Dorel

Juan Antonio Perez Simon (Director)   Vice-Chairman of Telefonos de Mexico

Carlos Slim Domit (Director)          Chairman of Grupo Carso and President
                                      of Sanborns

Executive Officers

Armando Ibanez                        Chief Financial Officer of Carso Global
(Chief Financial Officer)             Telecom

                     GRUPO FINANCIERO INBURSA, S.A. de C.V.
   Paseo de las Palmas 736, Col. Lomas Chapultepec, 11000 Mexico D.F., Mexico

Name and Position                        Principal Occupation
-----------------                        --------------------
Directors

Carlos Slim Helu (Chairman Emeritus)     Chairman of the Board of Telefonos de
                                         Mexico, S.A. de C.V., America Movil,
                                         S.A. de C.V. and Carso Global Telecom,
                                         S.A. de C.V.
Marco Antonio Slim Domit                 Chairman of Grupo Financiero Inbursa,
(Chairman of the Board)                  S.A. de C.V.

Eduardo Valdes Acra                      Chief Executive Officer of Inversora
(Vice-Chairman of the Board)             Bursatil, S.A. de C.V.

Agustin Franco Macias (Director)         Chairman of Infra, S.A. de C.V.

Claudio X. Gonzalez Laporte (Director)   Chairman of the Board of Kimberly Clark
                                         de Mexico, S.A. de C.V.

Jose Kuri Harfush (Director)             President of Productos Dorel S.A.
                                         de C.V.

Juan Antonio Perez Simon (Director)      Vice-Chairman of Telefonos de Mexico,
                                         S.A. de C.V.

David Ibarra Munoz (Director)            Independent Economist

Executive Officers

Marco Antonio Slim Domit (President)     President of Grupo Financiero Inbursa,
                                         S.A. de C.V.

                        TELEFONOS DE MEXICO, S.A. DE C.V.

         Parque Via 190, Colonia Cuauhtemoc, 06599 Mexico, D.F., Mexico

Name and Position                            Principal Occupation
-----------------                            --------------------

Directors

Carlos Slim Helu (Chairman)                  Chairman of the Board of Telefonos
                                             de Mexico, S.A. de C.V., America
                                             Movil, S.A. de C.V. and Carso
                                             Global Telecom, S.A. de C.V.

Carlos Slim Domit (Co-Chairman)              Chairman of the Board of Grupo
                                             Carso, S.A. de C.V., Grupo
                                             Sanborns, S.A. de C.V.; Member of
                                             the Board of Carso Global Telecom,
                                             S.A. de C.V. and America Telecom,
                                             S.A. de C.V.

Jaime Chico Pardo (Vice Chairman;            Chief Executive Officer of
Member of the Executive Committee)           Telefonos De Mexico, S.A. DE C.V.

Emilio Azcarraga Jean (Director)             President of Grupo Televisa, S.A.
                                             de C.V.

Antonio Cosio Arino (Director;               General manager of Cia Industrial
Alternate Member of the Executive            de Tepeji del Rio, S.A. de C.V.
Committee)

Amparo Espinosa Rugarcia (Director)          President of the Center for Women's
                                             Studies in Mexico City

Elmer Franco Macias (Director)               President and Director of Grupo
                                             Infra, S.A. de C.V.

Angel Losada Moreno (Director)               Chief Executive Officer of Grupo
                                             Gigante, S.A. de C.V.

Romulo O'Farrill Jr. (Director)              Chairman and General Manager of
                                             Novedades Editores, S.A. de C.V.

Juan Antonio Perez Simon (Vice Chairman;     Chairman of the Board of Directors
Member of the  Executive Committee)          and Member of the Executive
                                             Committee of Sanborns Hermanos,
                                             S.A., and member of the board of
                                             directors of America Telecom

Fernando Senderos Mestre (Director)          Chairman of the Board and Chief
                                             Executive Officer of Desc, S.A. de
                                             C.V.

Marco Antonio Slim Domit (Director;         President and Director of Grupo
Alternate Member of the Executive           Financiero Inbursa, S.A. de C.V.
Committee)

James W. Callaway (Director)                Group president of SBC
                                            Communications, Inc., International
                                            Operations

Mark E. Royse (Director; Member of the      President of SBC International
Executive Committee)                        Management Services, Inc.

Janet M. Duncan (Director; Alternate        Director of Finance, SBC
Member of the Executive Committee)          International Management Services,
                                            Inc.

Rafael Kalach Mizrahi (Director)            Chairman and chief executive officer
                                            of Grupo Kaltex, S.A. de C.V.

Ricardo Martin Bringas (Director)           Chief executive officer of
                                            Organizacion Soriana, S.A. de C.V.

Executive Officers

Jaime Chico Pardo                           Chief Executive Officer

Adolfo Cerezo Perez                         Chief Financial Officer

                                TRUST NO. F/0008

                Paseo del las Palmas 736, Col. Lomas Chapultepec,
                           11000 Mexico D.F., Mexico

Name and Position                    Principal Occupation
-----------------                    --------------------

Technical Committee

Adolfo Cerezo Perez                  Chief Financial Officer, Telefonos de
                                     Mexico, S.A. de C.V.

Jose Manuel Camacho                  Deputy Director, Treasury

Eduardo Rosendo Girard               Deputy Director, Corporate Comptroller

                             FUNDACION TELMEX, A.C.

            Vizcainas No. 16, Colonia Centro, Delegacion Cuauhtemoc,
                           06080 Mexico, D.F. Mexico

Name and Position                    Principal Occupation
-----------------                    --------------------

Directors

Carlos Slim Helu (Chairman)          Chairman of the Board of Telefonos de
                                     Mexico, S.A. de C.V., America Movil, S.A.
                                     de C.V. and Carso Global Telecom, S.A.
                                     de C.V.

Jaime Chico Pardo (Director)         President of Telefonos de Mexico, S.A. de
                                     C.V.

Arturo Elias Ayub (Director)         Executive Officer of Telefonos de Mexico,
                                     S.A. de C.V.

Adolfo Cerezo Perez                  Chief Financial Officer of Telefonos de
                                     Mexico, S.A. de C.V.

Mario Cobo Trujillo                  Executive Officer of Telefonos de Mexico,
                                     S.A. de C.V.

Sergio Rodriguez Molleda             Counsel, Telefonos de Mexico, S.A. de C.V.

                        INMOBILIARIA CARSO, S.A. DE C.V.

   Insurgentes Sur #3500, PB-4, Colonia Pena Pobre, 14060 Mexico D.F., Mexico

Name and Position                    Principal Occupation
-----------------                    --------------------

Directors

Carlos Slim Helu (Chairman)          Chairman of the Board of Telefonos de
                                     Mexico, S.A. de C.V., America Movil, S.A.
                                     de C.V. and Carso Global Telecom, S.A. de
                                     C.V.

Marco Antonio Slim Domit             Chairman of Grupo Financiero Inbursa, S.A.
                                     de C.V.

Patrick Slim Domit                   Vice President of Commercial Markets of
                                     Telefonos de Mexico, S.A. de C.V.

Maria Soumaya Slim Domit             President of Museo Soumaya

Vanessa Paola Slim Domit             Private Investor

Johanna Monique Slim Domit           Private Investor

                            ORIENT STAR HOLDINGS LLC

            1330 Post Oak Blvd Suite 2140, Houston Texas, 77056, USA



Name and Position                    Principal Occupation
-----------------                    --------------------

James M. Nakfoor (Manager)           Investment Manager, Orient Star Holdings
                                     LLC

                                   SCHEDULE II

         During the past 60 days, the Reporting Persons set forth below effected the following sales of Shares on the Mexican Stock Exchange. The prices below reflect the average consideration received (in Mexican Pesos) per Share on the relevant trade date.

                                                                       Average Price
                     Type of                              Number         Per Share
Reporting Person   Transaction    Trade Date            of Shares   (in Mexican Pesos)
----------------   -----------    ----------            ---------   ------------------
Trust              Sale           August 29, 2003         169,700         Ps. 2.04
Trust              Sale           September 1, 2003     1,255,900          2.05
Trust              Sale           September 2, 2003       258,500          2.04
Trust              Sale           September 3, 2003       472,600          2.05
GFI                Sale           September 4, 2003     2,184,300          2.00
GFI                Sale           September 5, 2003     1,475,600          2.00
GFI                Sale           September 10, 2003    1,408,500          2.00
GFI                Sale           September 11, 2003    2,268,700          2.00
GFI                Sale           September 12, 2003    2,369,500          2.00
GFI                Sale           September 15, 2003      370,000          2.00
GFI                Sale           September 18, 2003      969,400          2.00
GFI                Sale           September 19, 2003    1,023,000          2.00
GFI                Sale           September 22, 2003       29,400          2.00
GFI                Sale           September 23, 2003    1,482,000          2.00
GFI                Sale           September 24, 2003      330,000          2.00
